Exhibit 99.1

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE PERIODS ENDED DECEMBER 31, 2013, 2012 AND 2011

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Members of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary

We have audited the accompanying consolidated balance sheets of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary (the “Company”), as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive (loss) income, of capital and of cash flows for the periods ending December 31, 2013, 2012 and 2011.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the periods ended December 31, 2013, 2012, and 2011 in accordance with accounting principles generally accepted in the United States of America.

/s/ Pailet, Meunier and LeBlanc, L.L.P.
Metairie, Louisiana
March 17, 2014

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
Assets
Investment in hotel, net	$42,968,954	$44,156,141
Cash	1,773,204	1,788,659
Restricted cash	553,701	720,287
Accounts receivable	372,510	381,645
Income taxes receivable	471,606	—
Other assets	348,911	363,747
Deferred tax asset	1,473,522	1,558,376
Deferred financing costs, net	674,771	930,241
Intangible assets, net	163,027	171,982
Total assets	$48,800,206	$50,071,078
Liabilities and Capital
Liabilities:
Mortgage payable	$33,000,000	$22,800,000
Accounts payable, accrued expenses and other liabilities	1,412,862	1,348,689
Intangible liability, net	5,727,160	5,786,392
Deferred revenue	4,094,443	4,760,046
Derivative liability	389,039	—
Income taxes payable	—	109,057
Note payable	679,443	1,000,000
Total liabilities	45,302,947	35,804,184
Capital	3,497,259	14,266,894
Total liabilities and capital	$48,800,206	$50,071,078

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31, 2013	Year Ended December 31, 2012	Period from Inception (September 6, 2011) through December 31, 2011
Revenues
Rooms	$11,929,858	$8,868,058	$2,277,429
Food and beverage	2,990,419	1,732,414	468,011
Garage	1,321,310	1,286,403	364,559
Other revenues	925,003	1,505,492	100,837
	17,166,590	13,392,367	3,210,836

Operating Expenses
Rooms	2,995,859	2,415,345	736,759
Food and beverage and other costs	2,882,840	2,161,795	536,892
General and administrative	1,606,754	1,404,522	424,466
Organizational costs	—	(17,113)	1,058,852
Depreciation and amortization	2,037,331	1,594,568	283,464
Repairs and maintenance	751,564	542,847	170,350
Utilities	447,631	364,789	122,403
Marketing	1,808,820	1,507,970	453,537
Asset management fee ‑ related party	—	33,750	30,000
Management fee ‑ related party	475,849	17,553	83,700
Property taxes and insurance	594,513	669,443	234,169
Professional fees	74,779	67,746	123,877
Lease expense	1,090,324	955,279	260,921
Other expenses	20,901	33,245	14,942
	14,787,165	11,751,739	4,534,332

Other Income and (Expenses)
Other income	506	2,847,143	—
Interest and loan costs	(2,741,284)	(2,904,889)	(857,712)
Loss on extinguishment of debt	(1,029,114)	—	—
	(3,769,892)	(57,746)	(857,712)

Net Income (Loss) before Income Taxes	(1,390,467)	1,582,882	(2,181,208)

Income Tax Benefit (Expense)	(165,050)	758,292	187,560

Net (Loss) Income	$(1,555,517)	$2,341,174	$(1,993,648)

Other Comprehensive Loss

Reduction in fair value of interest rate swap	$(389,039)	$—	$—

Comprehensive (Loss) Income	$(1,944,556)	$2,341,174	$(1,993,648)

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Contributed Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

Inception, September 6, 2011	$—	$—	$—	$—	$—
Contributions	15,300,000	—	—	—	15,300,000
Distributions	—	(346,590)	—	—	(346,590)
Net Loss	—	—	(1,993,648)	—	(1,993,648)
Balance at December 31, 2011	15,300,000	(346,590)	(1,993,648)	—	12,959,762
Distributions	—	(1,034,042)	—	—	(1,034,042)
Net income	—	—	2,341,174	—	2,341,174
Balance at December 31, 2012	15,300,000	(1,380,632)	347,526	—	14,266,894
Distributions	—	(8,825,079)	—	—	(8,825,079)
Other comprehensive loss	—	—	—	(389,039)	(389,039)
Net loss	—	—	(1,555,517)	—	(1,555,517)
Balance at December 31, 2013	$15,300,000	$(10,205,711)	$(1,207,991)	$(389,039)	$3,497,259

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2013	December 31, 2012	Period from Inception (September 6, 2011) December 31, 2011

Cash Flows ‑ Operating Activities:
Net (loss) income	$(1,555,517)	$2,341,174	$(1,993,648)
Adjustments to net income (loss):
Depreciation and amortization	2,037,331	1,594,568	274,621
Amortization of deferred financing costs	420,294	558,144	194,891
Loss on extinguishment of debt	558,145	—	—
Changes in assets and liabilities:
Accounts receivable	9,135	(78,392)	(303,253)
Income taxes receivable	(471,606)	—	—
Other assets	11,635	371,622	(737,101)
Deferred tax assets	84,854	(1,155,001)	(403,375)
Accounts payable, accrued expenses and other liabilities	4,941	77,761	7,057,320
Deferred revenue	(665,603)	3,471,534	1,288,512
Income taxes payable	(109,057)	(106,758)	215,815
Net cash provided by operating activities	324,552	7,074,652	5,593,782

Cash Flows ‑ Investing Activities
Deposits to restricted cash	(1,270,157)	(16,787,942)	(20,348,592)
Withdrawals from restricted cash	1,436,744	29,169,247	7,247,000
Investment in hotel ‑ acquisition	—	(1,597,835)	(24,632,470)
Investment in hotel ‑ additions	(837,989)	(14,490,420)	(5,262,575)
Intangible assets	—	(16,012)	(205,110)
(Decrease) increase in construction costs payable	—	(2,532,301)	2,532,301
Net cash used in investing activities	(671,402)	(6,255,263)	(40,669,446)

Cash Flows ‑ Financing Activities
(Increase) decrease in deferred financing costs	(722,969)	—	(1,674,434)
(Payments on) proceeds from mortgage payable	(22,800,000)	—	22,800,000
Proceeds from refinancing	33,000,000	—	—
Proceeds from (payments on) note payable	(320,557)	790,452	209,548
Contributions	—	—	15,300,000
Distributions	(8,825,079)	(1,034,042)	(346,590)
Net cash provided by (used in) financing activities	331,395	(243,590)	36,288,524

Change in Cash During the Year
Net (decrease) increase in cash	(15,455)	575,799	1,212,860
Cash, beginning of year	1,788,659	1,212,860	—
Cash, end of year	$1,773,204	$1,788,659	$1,212,860

Supplemental Cash Flow Information:
Interest paid	$2,405,609	$2,620,965	$499,611
Income taxes paid	660,858	503,472	—

Significant Non‑Cash Investing Activities:
Unrealized loss on interest rate swap	$389,039	$—	$—

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Business

CWI‑HRI French Quarter Hotel Property, LLC (the “Company”) was formed on July 27, 2011 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 800 Iberville Street, New Orleans, Louisiana.

The members of the Company are CWI New Orleans Hotel, LLC (“CWI Member”), and Guitar Partners, LLC (“800 Canal Member”) (collectively, the “Members”). In September 2011, the Members contributed cash and assets to the Company (the “Transaction”) and their participation percentages are 80.39% and 19.61%, respectively. The building is a hotel comprised of 254 units with 10,000 square feet of meeting space, and approximately 22,000 square feet of commercial retail space located on real property leased by the Company from Canal Street Development Corporation (“CSDC”). French Quarter Hotel Operator, Inc. (the “Operator”) is a taxable REIT subsidiary that is wholly owned by the Company.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years ended December 31, 2013 and 2012. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The financial statements of the Company are presented and consolidated with the financial statements of the Operator, a wholly owned subsidiary that the Company controls. The Company is deemed to control another company either by ownership of a majority voting interest in the other company’s equity or by incurring a contractual obligation to provide additional financial support to the other company. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Investment in Hotel

Investment in the hotel is reported inclusive of building, improvements, and furniture, fixtures, and equipment which was $46,821,288 less accumulated depreciation of $3,852,334 at December 31, 2013 and $45,983,300 less accumulated depreciation of $1,827,159 at December 31, 2012. Major additions and improvements are capitalized at cost, while items which do not extend the useful lives of the assets are expensed currently. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight‑line method. The estimated service lives of the building, improvements, and furniture, fixtures, and equipment are 30 years, 11 years, and 5 years, respectively.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long‑Lived Assets

The Company has adopted Accounting Standards Codification No. 360‑10‑05‑4, Accounting for the Impairment or Disposal of Long‑Lived Assets. The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the real estate to the future net undiscounted cash flow expected to be generated by the real estate and any estimated proceeds from the eventual disposition of the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the real estate exceeds the fair value of such property. There were no impairment losses recognized in 2013 or 2012.

Amortization of Deferred Financing Costs

Costs related to the mortgage financing are amortized over the loan term on a straight‑line basis which is not materially different from the results that would have been obtained from using the effective interest rate method. Costs related to the Canyon Loan were being amortized over the three year loan term, and costs related to the Wells Fargo Loan are being amortized over the five year loan term.

Other Assets

Included in Other assets are prepaid expenses, deposits, inventory, and prepaid franchise fees. As of December 31, 2013 and 2012, Prepaid expenses totaled $140,263 and $165,317, respectively. Deposits totaled $76,215 and $65,775 as of December 31, 2013 and 2012, respectively. Inventory totaled $57,366 and $54,388 as of December 31, 2013 and 2012, respectively, and consisted of food, beverage and supplies. Inventories are stated at lower of cost (first‑in, first‑out) or market. At both December 31, 2013 and 2012, prepaid franchise fees net of amortization totaled $75,067 and $78,267, respectively. Amortization of the franchise fees began at the start of the franchise term in May 2012.

Intangible Assets

Intangible assets relate to in place leases, which amounted to $188,626 and $188,626 as of December 31, 2013 and 2012, respectively, and are amortized over the remaining life of the respective leases. Accumulated amortization as of December 31, 2013 and 2012 amounted to $25,599 and $16,644, respectively. Based on the intangible asset recorded at December 31, 2013, scheduled annual net amortization of intangibles for each of the next five years is scheduled to be $7,278.

Derivative Instruments and Hedging Activities

The Company uses an interest rate swap agreement to mitigate the economic impact of changes in interest rates. The interest rate swap agreement meets the definition of a derivative instrument under Accounting Standards Codification 815‑10‑05‑4, Derivative Instruments and Hedge Accounting. Derivative instruments are recorded at fair value. Subsequent changes in fair value are recognized as a gain or loss.

Deferred Revenue

Deferred revenue consists of hotel revenues received in advance and key money received from the franchisor, Hyatt‑Franchising, L.L.C. (“Hyatt”). The key money received from Hyatt will be recognized over the franchise term and included in Other revenue on the consolidated statements of operations.

Rental Income

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Income taxes are provided for the tax effects of transactions of the Operator reported in the financial statements and consist of taxes currently due plus a deferred tax benefit related to the difference between the timing of revenue recognition of the key money for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of the difference. Changes in the deferred tax asset are included in Income tax benefit (expense) on the Consolidated statements of operations.

No provision or benefit for income taxes for the Company has been included in these financial statements. Taxable income or loss passes through to, and is reportable by, the members individually.

FASB ASC Topic 740, Income Taxes addresses the accounting for uncertainties in income taxes recognized by an entity’s financial statements and prescribes a threshold for recognition of tax positions taken or expected to be taken in a tax return. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Reclassifications

Certain accounts in the prior‑year financial statements have been reclassified for comparative purposes to conform with the presentation in the current‑year financial statements.

Note 3. Concentration of Credit Risk

The Company maintains its cash balances in banks located in California and Louisiana. The deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank. As of December 31, 2013, the uninsured cash balances amounted to $1,684,624. As of December 31, 2012, the Company’s cash balances were fully insured.

Note 4. Members’ Capital Contributions

During 2011, CWI Member made a cash capital contribution totaling $12,300,000 in exchange for an 80.39% participation percentage. During 2011, 800 Canal Member made a capital contribution of property to the Company with a deemed value of $3,000,000 in exchange for a 19.61% participation percentage.

Note 5. Hyatt Hotel Franchise Agreement

The Operator entered into a franchise agreement with Hyatt on September 2, 2011 for the establishment and operation of a franchise system hotel. As the franchisee, the Company accepts the non‑exclusive right and obligation to convert and operate the hotel in accordance with the agreement’s terms and agrees to comply strictly with the hotel system’s details. The agreement expires 25 years from the opening date, which was May 15, 2012.

Application Fee

The Company paid Hyatt a non‑refundable application fee of $100,000. If additional guest rooms are added to the hotel during the franchise term, the Company must pay Hyatt an additional application fee equal to $300 per additional guest room.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key Money

Hyatt has contributed to the Company a total of $4,000,000 (“Key Money”), subject to the terms of repayment indicated in the franchise agreement. If the franchise agreement terminates for any reason before 25 years from the opening date, then the Company shall pay to Hyatt any unamortized Key Money. Upon the commencement of the hotel being operated as a Hyatt hotel in May 2012, the Company began amortizing the Key Money received. The Key Money is included net of amortization in Deferred revenue on the consolidated balance sheets.

Royalty Fee

The Company shall pay Hyatt a monthly royalty fee as follows:

(i)	four percent of the hotel’s gross rooms revenue and one percent of the hotel’s gross food and beverage revenue accrued during the first 24 months of the term;

(ii)	five percent of the hotel’s gross rooms revenue and two percent of the hotel’s gross food and beverage revenue accrued during the 25th month of the term through the 36th month of the term; and

(iii)	six percent of the hotel’s gross rooms revenue and three percent of the hotel’s gross food and beverage revenue during the 37th month of the term through the remainder of the term.

Royalty fees are included in Marketing expenses on the Consolidated statements of operations.

Centralized Service Costs

The Company will be charged monthly for its equitably allocable share of centralized services costs attributable to the centralized services in which the hotel participates. Centralized service costs are included in Marketing expenses and Rooms expense on the Consolidated statements of operations.

Note 6. Wyndham Hotel Franchise Agreement

As a result of the Transaction, the Company entered into a new franchise agreement with the then‑existing franchisor, Wyndham Hotels and Resorts, LLC (“Wyndham”), on September 3, 2011 for the continuous operation of an upscale and luxury full‑service and select service hotel. As the franchisee, the Company was licensed and obligated to maintain and operate the hotel as a Wyndham hotel in a manner compliant with the agreement. The agreement was scheduled to expire on September 3, 2026, however, the franchise agreement was terminated in May 2012 when the hotel completed its renovation and began operating under the Hyatt franchise agreement. Upon termination of the Wyndham franchise agreement in May 2012, the Company paid a termination fee of $1,597,835. This was included in the purchase price allocation as an assumed liability as anticipated at the time of acquisition.

Note 7. Intangible Liability

Intangible liability is comprised of a rent intangible resulting from the ground lease with CSDC, which is being amortized over the lease term of 99 years. As of December 31, 2013 and 2012, the rent intangible amounted to $5,727,160 and $5,786,392, respectively, and is recorded net of accumulated amortization of $136,778 and $77,546, respectively.

Based on the intangible liability recorded at December 31, 2013, scheduled annual net amortization of intangibles for each of the next five years is scheduled to be $59,232.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Mortgage and Note Payable

Mortgage Payable

On September 2, 2011, the Company entered into a loan agreement with Canpartners Realty Holding Company IV, LLC (the “Canyon Loan”) in the principal amount of $22,800,000 to finance the costs, the reserves, and to pay for certain other costs of the property approved by the lender. The loan was secured by a Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement executed by the Company. The loan bore interest at a rate of 11.5% through August 29, 2013, at which time the loan was paid in full. As of December 31, 2012, the principal balance amounted to $22,800,000, and accrued interest totaled $225,783. Interest expense during 2013, 2012, and the period ending December 31, 2011 totaled $1,755,283, $2,329,212, and $671,664, respectively. Interest capitalized during 2012 totaled $336,488 and is included in Investment in hotel on the consolidated balance sheets.

On August 29, 2013, the Company entered into a loan agreement with Wells Fargo Bank, National Association (the “Wells Fargo Loan”) in the principal amount of $33,000,000 to pay off the Canyon Loan and return capital to the members. The loan is secured by a Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing executed by the Company. The loan bears interest at a rate of 3% plus the LIBO Rate through August 29, 2018, the date the loan is scheduled to mature. The Borrower has two options to extend the loan for one year each. The Company entered into an Interest Rate Swap Agreement, as described in Note 10, to hedge the risk of changes in interest payments under the Wells Fargo Loan. As of December 31, 2013, the principal balance amounted to $33,000,000, and accrued interest totaled $134,127. Interest expense during 2013 totaled $550,589.

Note Payable

On September 2, 2011, the Company entered into a loan agreement with the state of Louisiana Office of Community Development (“OCD”), whereby OCD provided funds to the Company from the Project‑based Recovery Opportunity Program (the “PROP Loan”). The principal amount of the loan was $1,000,000, bearing interest at the rate of one percent. A balloon principal payment in the amount of $285,720 was made as required in connection with the Wells Fargo refinancing. The remaining principal shall be amortized over the period from the balloon payment date and September 1, 2018. As of December 31, 2013 and 2012, the outstanding balance of the PROP loan was $679,443 and $1,000,000, respectively, and accrued interest totaled $679 and $861, respectively. Interest expense during 2013, 2012, and the period ending December 31, 2011 totaled $9,235, $9,857, and $0, respectively.

Scheduled maturities of long‑term debt are as follows:

2014	$140,335
2015	636,765
2016	803,198
2017	804,667
2018	31,294,478
Thereafter	—

Total	$33,679,443

Note 9. Income Taxes

The Operator is a taxable REIT subsidiary which is subject to corporate federal income taxes in accordance with current authoritative guidance. During 2013, 2012, and the period ending December 31, 2011, the Company recognized federal income tax expense of $96,965, $326,082, and $171,881, respectively, and state income tax expense (benefit) of $(16,769), $70,627, and $43,934, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2013 and 2012, the Operator recorded a deferred tax asset of $1,473,522 and $1,558,376, respectively, resulting from the Key Money received. The deferred tax asset was calculated for 2013 and 2012 using an effective tax rate of 39.4% and 40.0%, respectively. No valuation allowance was recorded against its deferred income tax asset at December 31, 2013 or 2012 because it is more likely than not to be realized in future periods. In evaluating the Operator’s ability to realize its deferred income tax assets, the Operator considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. The deferred tax expense (benefit) during 2013, 2012, and the period ending December 31, 2011 as a result of the change in the deferred tax asset was $84,854, $(1,155,001), and $(403,375), respectively. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

Note 10. Interest Rate Swap Agreement

The Company entered into an interest rate swap agreement with Wells Fargo Bank, N.A. that is designated to hedge the risk of changes in interest payments under the Wells Fargo Loan caused by changes in LIBOR. The swaps were issued at market terms so that they had no fair value at their inception. Under the swap agreement, the Company receives interest at LIBOR and pays interest at a fixed rate of 1.767% on a notional amount that equals the outstanding amount of principal outstanding on the Wells Fargo Loan. The carrying amounts of the swap has been adjusted to its fair value, which because of changes in forecasted levels of LIBOR, resulted in reporting a liability at the end of 2013 in the amount of $389,039.

Note 11. Related Party Transactions

Management Fees

On September 2, 2011, the Operator entered into a management agreement with HRI Lodging, Incorporated (“HRIL”), an affiliate of 800 Canal Member. The agreement has a term of ten years with automatic one year renewal terms unless either party provides a termination notice. HRIL agreed to operate the hotel in accordance with the management agreement, the approved budget, the hotel lease, the hotel franchise standards, and the operational standards of HRIL. HRIL shall have the right to determine operating policy, standards of operation, quality of service and any other matters affecting customer relations or the efficient management and operation of the hotel.

As remuneration for its services, the Company will pay HRIL a monthly base management fee equal to 3% of total revenues and an annual incentive management fee equal to 1% of net cash flow, as defined in the agreement. The aggregate management fees shall not exceed 3.5% of total revenues in any fiscal year. Base management fees of $454,373, $0, and $83,700 were incurred during 2013, 2012, and the period ending December 31, 2011, respectively. As of December 31, 2013, $38,078 was payable and is included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. No incentive management fees were incurred during 2013, 2012, and the period ending December 31, 2011.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commercial Property Management Fee

On December 1, 2011, the Operator entered into a management agreement with H.R.I. Management Corporation (“HRIM”), an affiliate of 800 Canal Member, to manage and lease the commercial space. The initial term of the agreement is for a period of five years, commencing on December 1, 2011. The Company will pay HRIM a monthly property management fee equal to the greater of 3% of monthly gross income from the operation of the commercial space or $500 per month. Property management fees of $21,476, $17,553, and $0 were incurred during 2013, 2012, and the period ending December 31, 2011, respectively. Property management fees payable totaled $1,175 and $1,372 as of December 31, 2013 and 2012, respectively, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

Operating Lease

On September 2, 2011, the Company entered into an operating lease agreement with its subsidiary, the Operator. The agreement was amended on September 23, 2013. The leased property is comprised of the Company’s leasehold interest in the hotel lease, the hotel parking lease, the lease with Bilten, L.L.C. and the lease with Mercier Realty & Investment Company. The amended lease calls for a three year term, commencing January 1, 2013, with automatic three‑year renewal terms unless a termination notice is provided by either party. The Operator shall pay rent to the Company as follows:

Base Rent

(i)	$300,000 per annum from the original effective date through December 31, 2011, and

(ii)	$800,000 per annum from January 1, 2012 through December 31, 2012, and

(iii)	$1,100,000 per annum from January 1, 2013 and thereafter for the term of the agreement.

Percentage Rent:

(i)	45% of total revenues between $6,500,000 and $17,000,000 received during a fiscal year,

(ii)	50% of total revenues between $17,000,000 and $17,500,000 received during a fiscal year,

(iii)	60% of total revenues above $17,500,000 received during a fiscal year.

During 2013, 2012, and the period ending December 31, 2011, rent of $5,585,185, $6,471,342, and $788,114, respectively, was earned by the Company. Lease expenses and rent payable recorded by the Operator and lease income and rent receivable recorded by the Company have been eliminated in consolidation.

Asset Management Fee

As part of the operating lease, the Company agreed to pay CWI Member an annual asset management fee of $90,000 in connection with asset management services provided to the Company related to the hotel and garage. The asset management fee was prorated for partial years and was classified as an operational expense. On May 14, 2012, the operating lease was amended and the asset management fee was removed from the agreement. During 2013, 2012 and the period ending December 31, 2011, the Company incurred asset management fees of $0, $33,750 and $30,000, respectively. As of December 31, 2013 and 2012, asset management fees payable amounted to $16,644 and 2011, respectively, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Profits and Losses and Distributions

Profits and Losses

After giving effect to the special allocations set forth in the operating agreement, profits and losses should be allocated to the Members so that the capital account of each Member is equal to the excess of the distributions that would be made to the Member if the Company were dissolved over the sum of the Member’s respective share of Company minimum gain and Member nonrecourse debt minimum gain and the amount that the Member is obligated (or deemed obligated) to contribute to the Company immediately prior to the hypothetical sale of assets.

Distributions

The Company shall distribute all available distributable cash from operations as follows:

(i)
First, to CWI Member, until CWI Member has received cumulative distributions equal to cumulative annual distributions of $90,000 per annum; provided that such distributions shall not reduce the balance of CWI Member’s unreturned capital contribution account;

(ii)
Second, to CWI Member, until CWI Member has received cumulative distributions equal to a cumulative annual return of 8.5%, compounded annually, on the balance of CWI Member’s unreturned capital contribution account, taking into account prior distributions;

(iii)
Third, to 800 Canal Member, until 800 Canal Member has received non‑cumulative (non‑compounded) distributions equal to a non‑cumulative (non‑compounded) annual return of 8.5% on the balance of 800 Canal Member’s unreturned capital contribution account, taking into account prior distributions; and

(iv)	Thereafter, to the Members, pro rata, in proportion to their respective percentage interests.

Unless otherwise authorized by the Members, all distributable cash from the Operator’s operations shall be distributed from the Operator to the Company and shall be deemed part of the Company’s distributable cash from operations.

During 2013, distributions totaling $7,094,509 and $1,730,570 were paid to CWI Member and 800 Canal Member, respectively.

Note 13. Lease Agreements

Hotel Lease

On September 2, 2011, the Company and CSDC entered into a 99‑year lease agreement for the leased premises. Under the hotel lease, the Company is required to pay several different types of rent as follows: Base Rent, Percentage Rent, Commercial Percentage Rent Participation, Base Commercial Rent Participation, and Air Rights Rent. The concepts of Base Rent and Percentage Rent pertain primarily to the hotel. The concepts of Commercial Percentage Rent Participation and Base Commercial Rent Participation pertain to the commercial space. The hotel lease also includes rental concepts, such as Deferred Rent, Carrying Costs Rent and Landlord Administrative Expenses, but such categories of rent are not effective as long as the hotel and commercial space are operating and debt service payments under the mortgage loan are being made.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental payments required over the next five years are as follows:

Lease Year	Base Rent
2014	$315,187
2015	324,643
2016	334,382
2017	344,413
2018	354,746

(1)	Base Rent: The Company shall pay base rent on a monthly basis as follows:

(a)	Year one ‑ $300,000 for the year;

(b)
Years two through the expiration or termination of the lease, base rent shall be adjusted annually (but not decreased) every September 2 in accordance with the CPI adjustment provisions of the hotel lease.

The Company is entitled to a reduction in the monthly base rent payable to CSDC equal to the monthly air rights rent payable and paid. During 2013, 2012, and the period ending December 31, 2011, base rent in the amount of $305,992, $296,977, and $94,607, respectively, was expensed by the Company.

(2)	Percentage Rent: The Company shall pay a percentage rent in the amount of 4.5% of gross income in excess of the applicable percentage rent threshold level, calculated on an annual basis.

During 2013, 2012, and the period ending December 31, 2011, percentage rent in the amount of $281,095, $87,909, and $0, respectively was expensed by the Company.

(3)
Base Commercial Rent Participation and Commercial Percentage Rent Participation: The Company is required to pay 41% of all base and percentage commercial rent after commercial space expenses received from third parties which sublease commercial space. As of December 31, 2013, the Company had the subtenants described in Note 14.

(4)	Air Rights Rent: The Company is required to pay air rights rent in the amount of $501.89 per month, increasing by 15% on December 1, 2013 and every five years thereafter.

During 2013, 2012, and the period ending December 31, 2011, air rights rent in the amount of $6,098, $6,023, and $1,923, respectively, was expensed by the Company.

(5)
Bilten Property Lease: The original lease of certain land and improvements designated as 811 Canal Street commenced January 1981, and has been extended multiple times since. The current term ends in December 2015 and can be extended by 15 more extensions to November 2088. The original lease was between CSDC and Historic Restoration, Incorporated (“HRI”), who assigned its interest to 800 Canal Street Limited Partnership (“800 Canal”). On September 2, 2011, 800 Canal assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company.

During 2013, 2012, and the period ending December 31, 2011, Bilten rent in the amount of $90,172, $90,172, and $28,805, respectively, was expensed by the Company.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)
Landlord Administrative Expenses (LAE): CSDC shall receive a certain minimum amount of annual revenue for landlord administrative expenses (“LAE”). LAE shall not be payable in any year in which the annual rent (other than additional rent) is equal to or greater than $73,615 per year.

During 2013, 2012, and the period ending December 31, 2011, no LAE were expensed by the Company.

(7)
Land Lease (Corner Lot Lease): In connection with the original hotel lease, HRI leased the lot at the southeast corner of Dauphine and Iberville Streets from Mercier Realty & Investment Company (“MRIC”). HRI assigned its interest in the lease to 800 Canal, who assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company. The lease had an initial term of 10 years commencing on January 1, 1993, with 8 automatic (unless terminated by the Company) renewal options, each for an additional 10 years, and a final renewal option for 74 months. The Company has exercised the first two 10 year renewal options for a term ending December 31, 2022. The Company shall pay a minimum guaranteed rent under the land lease agreement to MRIC. Annual rent shall be increased annually by the CPI factor as outlined in the lease agreement.

During 2013, 2012, and the period ending December 31, 2011, land lease rent in the amount of $21,740, $21,184, and $6,551, respectively, was expensed by the Company.

Hotel Parking Lease

On September 2, 2011, CSDC and the Company entered into a 99‑year lease agreement for 150 parking spaces located in a garage adjacent to the hotel. The terms and conditions of the lease will be negotiated after the initial 30‑year period of the term and each successive 10 year period thereafter.

Under the hotel parking lease, the Company is required to pay fixed minimum rent and percentage rent and contribute to a capital improvements fund as follows:

(1)	Fixed Minimum Rent:

(a)	$209,570 during the first five years of the initial period, plus the period from the effective date through December 31, 2011;

(b)	$250,000 during the second five year period of the initial period; and

(c)
During the last 20 years of the initial period, the fixed minimum rent shall be increased annually by the greater of (i) 3% of the fixed minimum rent for the previous year or (ii) the amount by which the CPI has increased during the previous year.

(2)
Percentage Rent: The annual percentage rent shall be 50% of the difference between (i) gross garage revenue after subtracting hotel valet parking income and (ii) to the extent paid by the Company, the sum of Company's proportionate share of operating costs, operating expenses, insurance premiums, the monthly capital improvement fund deposit, and fixed minimum rent.

(3)	Monthly Capital Improvement Fund Deposit: The monthly deposit to the capital improvements fund is the lesser of (i) net garage revenue less operating expenses and fixed minimum rent or (ii) $2,000.

During 2013, 2012, and the period ending December 31, 2011, the Company expensed total parking rent of $361,227, $280,095, and $82,035, respectively. Additionally, the Company expensed $24,000, $24,000, and $7,667, respectively, related to the monthly deposit required for capital improvements. As of December 31, 2013 and 2012, the Company owed CSDC parking rent of $0 and $0, respectively.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Commercial Subleases

Rents earned in connection with the Company’s commercial subleases are included in Other revenues on the Consolidated statements of operations.

Subtenant ‑ Red Fish Grill

The lease with 115 Bourbon, L.L.C. (“Red Fish Grill”) is for the operation of a restaurant, bar, restaurant‑related catering and/or other related purposes having a character and quality similar to and consistent with that of the hotel as of the date of the execution of the lease, with sales of food and alcoholic beverages primarily on‑premises, and the kitchen, office, and support facilities necessary for this use.

The term of the lease is for forty years and commenced on January 16, 1997.

(1)    Fixed Rents: During the remaining term, Red Fish Grill is obligated to pay a fixed minimum rent to the Company on a monthly basis as follows:

(a)     Years sixteen through twenty (2012‑2016) ‑ $17.50 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;

(b)    Years twenty‑one through twenty‑five (2017‑2021) ‑ $20.00 per square foot or 80% of previous year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(c)    Years twenty‑six through thirty (2022‑2026) ‑ $22.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(d)    Years thirty‑one through thirty‑five (2027‑2031) ‑ $25.00 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent; and

(e)    Years thirty‑six through forty (2032‑2036) ‑ $27.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent.

(2)    Percentage Rent: Red Fish Grill will pay a percentage of gross receipts as follows:

Increment of Gross Receipts	Percentage

$0 ‑ $3,000,000	3%
$3,000,001 ‑ $6,000,000	5%
Excess over $6,000,000	4.5%

(3)    Operating Costs: Red Fish Grill will pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)    Real Estate Tax and Insurance Expenses: Red Fish Grill will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subtenant ‑ Studio E

The lease with Studio E, LLC (“Studio E”) is for the operation of a first‑class hair salon, with the retail sale of related merchandise that is customary in first‑class hair salons and with the right to hang artworks on the wall for sale but only in conjunction with the primary use of the leased premises as a first‑class hair salon. The term of the lease is for five years commencing September 15, 2008. Studio E shall have one option to extend the lease term for a period of five lease years.

(1)     Fixed Rent: Studio E is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
Initial Term (2008 ‑ 2013)	$1,500	$18,000
Extension Term (2013 ‑ 2018)	$1,725	$20,700

(2)    Operating Costs: Studio E is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(3)    Real Estate Tax and Insurance Expenses: Studio E will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance premiums paid.

(4)    Utilities: Studio E will pay the Company, as additional rent, a monthly charge for electrical service that is equal to $78.17 per month ($2.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent. Studio E will pay the Company, as additional rent, a monthly charge for water that is equal to $39.09 per month ($1.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent.

Subtenant ‑ Hard Rock Cafe

On April 26, 2012, the Company entered into a sublease with Hard Rock Cafe for the operation of a full service Hard Rock Cafe, operated in the same manner as Hard Rock Cafes nationally. The lease term expires on May 14, 2038.

(1)     Fixed Minimum Rent: During the term, Hard Rock Cafe shall pay fixed minimum rent to the Company on a monthly basis as follows:

(a)     Amendment Effective Date (April 26, 2012) through December 31, 2012 ‑ $202,880;

(b)     January 1, 2013 through December 31, 2018 ‑ $320,000;

(c)     January 1, 2019 through December 31, 2024 ‑ $352,000;

(d)     January 1, 2025 through December 31, 2030 ‑ $387,200;

(e)     January 1, 2031 through December 31, 2035 ‑ $425,920; and

(f)    January 1, 2036 through December 31, 2038 ‑ $468,512.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Per the terms of the lease, Hard Rock Cafe received a credit towards 2013 fixed minimum rent equal to the amount of fixed minimum rent paid during 2012. During 2012, Hard Rock Cafe paid the Company fixed minimum rent of $137,533.

(2)     Percentage Rent: Hard Rock Cafe will pay percentage rent equal to 5% of the amount by which the aggregate gross receipts for the lease year exceed the breakpoint for that lease year, as defined in the lease agreement.

(3)    Operating Costs: Hard Rock Cafe is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)    Real Estate Tax and Insurance Expenses: Hard Rock Cafe will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant ‑ Pop This!

On June 25, 2012, the Company entered into a lease with Pop This!, which was amended on September 18, 2012. The lease is for the operation of a retail business selling popcorn and popcorn related snack items. The term of the lease is for an initial period of three years commencing on October 31, 2012 with two options to extend the lease for two years each. Pop This! is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
Initial Term (2013 ‑ 2015)	$1,983	$23,790
Extension Term (2016 ‑ 2019)	$1,983 adjusted by CPI

Subtenant ‑ RPM Fro‑Yo

On April 25, 2012, the Company entered into a lease with RPM Fro‑Yo, for the operation of a frozen yogurt and smoothie store. The term of the lease is for an initial period of five years commencing on September 30, 2012 with one option to extend the lease for five years. RPM Fro‑Yo is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
2013	$4,112	$49,344
2014	$4,283	$51,400
2015‑2017	$4,455	$53,456
2018	$4,797	$57,568
2019	$4,917	$59,007
2020	$5,040	$60,488
2021	$5,166	$61,988
2022	$5,294	$63,530

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Restricted Cash

In conjunction with the loan agreement, the franchise agreement, and the hotel management agreement, the Company has established specific restricted cash accounts, as listed below:

	2013	2012
Interest Reserve	$—	$19,006
Tax and Insurance Reserve	121,778	188,646
FF&E Reserve	431,923	316,128
Operating Shortfall Reserve	—	196,507
Total Restricted Cash	$553,701	$720,287

Note 16. Advertising

The Company expenses advertising costs as they are incurred. No advertising expenses were incurred during 2013 or 2012. Advertising expense was $15,598 during the period ending December 31, 2011.

Note 17. Loss on Extinguishment of Debt

In connection with the early payoff of the Canyon Loan, the Company incurred a $1,029,114 loss on extinguishment of debt. This amount is comprised of $470,969 of prepayment fees and a $558,145 write‑off of unamortized financing fees related to the Canyon loan.

Note 18. Historic Tax Credits

As part of the renovation to convert from a Wyndham hotel to a Hyatt hotel, the Company was entitled to a historical tax credit of $3,746,241. The Company entered into an agreement to sell the tax credits to a third party at a transfer price of $0.76 per $1.00 of tax credit, upon the entitlement of such credits. During 2012, income from the sale of the credits amounted to $2,847,143 and is included in Other income on the Consolidated statements of operations.

Note 19. Subsequent Events

FASB Accounting Standards Codification Topic 855, Subsequent Events addresses events which occur after the balance sheet date but before the issuance of financial statements. An entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that existed after the balance sheet date. Additionally, Topic 855 requires disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. Management evaluated the activity of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary through March 17, 2014, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Financial Statements.